January 31, 2023

Christina DiAngelo-Fettig

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0506

RE: JPMorgan Exchange-Traded Fund Trust, File No. 811-22903; and Undiscovered Managers Funds, File No. 811-08437; (each, a ”Trust” and collectively, the “Trusts”).

Dear Ms. DiAngelo-Fettig:

This letter responds to the comments you provided to us by telephone on December 20, 2022, with respect to the series of the Trusts listed on Schedule A hereto (each series, a “Fund” and collectively, the “Funds”) and certain shareholder reports of such Funds in connection with a review of certain filings and reports by the staff of the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002. Our responses to your comments are set forth below.

Comment: For Undiscovered Managers Behavioral Value Fund, in Form N-CEN Item C.20.c it is noted that the number of days the interfund loan was outstanding was 9 days. Explain how the Fund is in compliance with the conditions set forth in the Statement of Additional Information and the Exemptive order.

Response: The Undiscovered Managers Behavioral Value Fund was in compliance with the conditions set forth in its Statement of Additional Information and Exemptive Order. The conditions state that the duration of Interfund loans is limited to the time required to receive payment for securities sold, but in no event may the duration exceed seven days.

The nine days reported as the number of days the interfund loan was outstanding was the aggregate number of days Undiscovered Managers Behavioral Value Fund borrowed from the interfund lending facility during the fiscal year. During the fiscal year ended June 30, 2022, the Undiscovered Managers Behavioral Value Fund borrowed from the Interfund Lending Facility as follows:

Four days with an average borrowing amount of $26,490,151, one day with a borrowing amount of $31,535,198, one day with a borrowing amount of $46,093,399 and three days with an average borrowing amount of $45,630,075.

Starting with the December 31, 2022 reporting cycle, borrowings from the interfund lending facility will be reported separately in Form N-CEN Item C.20.c, based on the number days needed to receive payment for securities sold.

Comment: For Undiscovered Managers Behavioral Value Fund future filings, disclose the sub-advisory rate paid to the sub-adviser as it’s shown in the prospectus.

Responses: Starting with the Undiscovered Managers Behavioral Value Fund’s December 31, 2022 semi-annual report, the rate paid to the Fund’s sub-adviser will be disclosed.

Comment: For all of the Funds Form N-CSR Item 11 (b), the language in the disclosure is outdated as the disclosure references the fiscal quarter and not the period filed. Update the disclosure for future filings.

Response: Starting with the December 31, 2022 reporting cycle, Form N-CSR item 11 (b) will be updated to reference the reporting period.

Comment: For all the Funds, Form N-CSR item 4 (d) of the certification the language in the disclosure is outdated as the disclosure references the fiscal quarter and not the period covered by the report. Request the Funds amend their N-CSR filings and update the certification so the disclosure references the period covered by the report.

Response: An amended Form N-CSR for each Trust with updated certifications referencing the period covered by the report was filed on January 31, 2023. Additionally, the Funds’ future filings and related certifications will reference the period covered by the report.

If you have any questions regarding the foregoing, please call me at (212) 623-8104.

Very truly yours,
/s/ Timothy J. Clemens
Timothy J. Clemens
Treasurer

Schedule A

File #	Registrant Name	Series Name	FYE Reviewed
811-22903	JPMorgan Exchange-Traded Fund Trust,	JPMorgan Active Value ETF	6/30/2022
811-22903	JPMorgan Exchange-Traded Fund Trust,	JPMorgan ActiveBuilders U.S. Large Cap Equity ETF	6/30/2022
811-22903	JPMorgan Exchange-Traded Fund Trust,	JPMorgan Equity Premium Income ETF	6/30/2022
811-22903	JPMorgan Exchange-Traded Fund Trust,	JPMorgan Market Expansion Enhanced Equity ETF	6/30/2022
811-22903	JPMorgan Exchange-Traded Fund Trust,	JPMorgan Nasdaq Equity Premium Income ETF	6/30/2022
811-08437	Undiscovered Managers Funds	Undiscovered Managers Behavioral Value Fund	6/30/2022